Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in registration statements Nos. 333-116398 and 333-119362 on Form S-8 of CB Richard Ellis Group, Inc., of our report dated June 29, 2009, with respect to the statement of net assets available for benefits as of December 31, 2008 of the CB Richard Ellis 401(k) Plan, the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and the supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008, which report appears in this Annual Report on Form 11-K of the CB Richard Ellis 401(k) Plan for the year ended December 31, 2008.

/s/    KPMG LLP

Los Angeles, California

June 26, 2009